                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 3)1

                            SIBIA NEUROSCIENCES, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   825732 10 0
                                   -----------
                                 (CUSIP Number)

                                 Marc Schneidman
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (415) 288-2396
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                      or (4), check the following box |_|.

                       NOTE: Six copies of this statement,
            including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 2 of 7 Pages
----------------------------------               ------------------------------

  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY
-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
                   WC
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE
-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                -0-
       BENEFICIALLY               ---------------------------------------------
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                 749,250
         REPORTING                ---------------------------------------------
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                -0-
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                                749,250
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                    749,250
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.7%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                   PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 3 of 7 Pages
----------------------------------               ------------------------------

  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       BVF PARTNERS L.P.
-------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3        SEC USE ONLY
-------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
                    OO
-------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
         NUMBER OF                7       SOLE VOTING POWER
          SHARES                                -0-
       BENEFICIALLY               ---------------------------------------------
         OWNED BY                 8       SHARED VOTING POWER
           EACH                                 1,421,000
         REPORTING                ---------------------------------------------
        PERSON WITH               9       SOLE DISPOSITIVE POWER
                                                -0-
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                                1,421,000
-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                    1,421,000
-------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.6%
-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 4 of 7 Pages
----------------------------------               ------------------------------

  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BVF INC.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY
-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
                   WC, OO
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
-------------------------------------------------------------------------------
      NUMBER OF                   7       SOLE VOTING POWER
       SHARES                                -0-
    BENEFICIALLY                  ---------------------------------------------
      OWNED BY                    8       SHARED VOTING POWER
        EACH                                 1,421,000
     REPORTING                    ---------------------------------------------
    PERSON WITH                   9       SOLE DISPOSITIVE POWER
                                             -0-
                                  ---------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                             1,421,000
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                   1,421,000
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.6%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
                   IA, CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 5 of 7 Pages
----------------------------------               ------------------------------

     This Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as amended, the "Statement") as amended by Amendment No. 1, dated August 4, 1999 and Amendment No. 2, dated August 8, 1999 ("Amendment No. 2"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock"), of Sibia Neurosciences, Inc., a Delaware corporation ("SIBIA").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the Reporting Persons' filing of Amendment No. 2, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 2,500 shares of the Stock for an aggregate consideration of $21,406.25, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

The Reporting Persons do not intend to tender their shares to Merck & Co. as the proposed terms do not allow stockholders to participate in SIBIA's future success. SIBIA has disclosed that it expects to be profitable in 1999 and 2000 and to earn $22.7 million in 2001. Accordingly, reporting persons believe that the tender offer by Merck & Co. grossly undervalues SIBIA.

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 6 of 7 Pages
----------------------------------               ------------------------------

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 749,250 shares of the Stock, Partners beneficially owns 1,421,000 shares of the Stock, and BVF Inc. beneficially owns 1,421,000 shares of the Stock, approximately 7.7%, 14.6% and 14.6%, respectively, of the aggregate number of shares outstanding as of July 30, 1999 (as reported by SIBIA's shareholder services department).

     (b) BVF shares voting and dispositive power over the 749,250 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,421,000 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, holds such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). Together, ILL10 and BVF Ltd. are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons since Amendment No. 2. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons since Amendment No. 2.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.


Item 7 is hereby amended to read in its entirety as follows:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Agreement Regarding Joint Filing

        Exhibit B - Transactions in the Stock by the Reporting Persons since Amendment No. 2.

---------------------------------                ------------------------------
CUSIP NO.  896263 10 0                  13D       Page 7 of 7 Pages
----------------------------------               ------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1999

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:      BVF Partners L.P., its general partner

                 By:      BVF Inc., its general partner

                          By:      /s/ Mark N. Lampert
                                   --------------------
                                   Mark N. Lampert
                                   President

        BVF PARTNERS L.P.

        By:      BVF Inc., its general partner

                 By:      /s/ Mark N. Lampert
                          -------------------
                          Mark N. Lampert
                          President

        BVF INC.


        By:      /s/ Mark N. Lampert
                 -------------------
                 Mark N. Lampert
                 President

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                        --------------------------------

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 27, 1999

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner

                           By:      /s/ Mark N. Lampert
                                    -------------------
                                    Mark N. Lampert
                                    President

         BVF PARTNERS L.P.

         By:      BVF Inc., its general partner

                  By:      /s/ Mark N. Lampert
                           -------------------
                           Mark N. Lampert
                           President

         BVF INC.


         By:      /s/ Mark N. Lampert
                  -------------------
                  Mark N. Lampert
                  President

                                   EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
               --------------------------------------------------
                            SINCE AMENDMENT NO. 2
                            ---------------------

                                  For the Account
                                  ---------------
Trade Date           By                 of                     Quantity        Price per Share      Type of Trade        Broker
----------           --           ---------------              --------        ---------------      -------------        ------
-------------------------------------------------------------------------------------------------------------------------------
08/26/99            BVF           Partners                     2,500            $8.5625              Purchase            HRZG
-------------------------------------------------------------------------------------------------------------------------------
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         HRZG              =        Herzog, Hein & Geduld